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                                                        SEC File Number: 33-9030
                                                         CUSIP Number: 559376108


                                  FORM 12b-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          NOTIFICATION OF LATE FILING

                                  (Check One)

      [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
                                [ ] Form N-SAR
                      For Period Ended: December 31, 1997

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended: N/A
                                                     ----
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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information
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           Full Name of Registrant:           Magnavision Corporation
                                              -----------------------
           Former name if applicable:         N/A
                                              -----------------------
           Address of Principal
           Executive Office (Street and Number):             1725 Route 35
                                                             ----------------
                                                             Wall, New Jersey
                                                             ----------------
                                                             07719

Part II - Rules 12b - 25 (b) and (c)
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     If the subject report could not be filled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25 (b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants's statement or other exhibit required by Rule
    12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

Effective as of January 8, 1998 the Registrant's former Chief Executive Officer resigned and Mr. Robert E. Hoffman was selected to assume such duties. In connection with this management transition the Registrant has entered into discussions with its principal lender to waive various covenant defaults under the existing line and to provide an additional working capital line. The outcome of these discussions could materially impact the Registrant's business. In addition, and as a result of these and other matters, the Registrant's accountants have only recently commenced performing required audit procedures. In order to prevent the dissemination of misleading or incomplete information, the Registrant intends to file the subject Form 10-K on or before the fifteenth calendar day following the prescribed due date when more complete and meaningful information is expected to be available.

Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification:

     Jeffrey Haertlein              (908)                       449-1200
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     (Name)                     (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.





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                            MAGNAVISION CORPORATION
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1997                                  -------------------------
                                                       Jeffrey Haertlein
                                                       Vice President,
                                                       Chief Financial Officer